

C.M. BB 1/15

SECU. 03052261 ...COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PAZ Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7700 Congress Avenue Suite 3106
(No. and Street)

Boca Raton	Florida	33487-1356
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Mizrachi (561) 995-7955
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

625 Eden Park Drive Suite 900	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joseph Mizrachi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PAZ Securities, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Milagros M Zimbelmann
My Commission DD158903
Expires October 24, 2005

Signature

Title

Notary Public 12/23/03

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report pursuant to Rule 17a-5(d) and report of independent certified public accountants

PAZ Securities, Inc.

September 30, 2003

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
Paz Securities, Inc.

We have audited the accompanying statement of financial condition of Paz Securities, Inc. (the "Corporation") as of September 30, 2003, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paz Securities, Inc. as of September 30, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Cincinnati, Ohio
November 21, 2003

Suite 900
625 Eden Park Drive
Cincinnati, OH 45202-4181
T 513.762.5000
F 513.241.6125
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	3
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	4
STATEMENT OF OPERATIONS	5
STATEMENT OF STOCKHOLDER'S EQUITY	6
STATEMENT OF CASH FLOWS	7
NOTES TO FINANCIAL STATEMENTS	8
SUPPLEMENTAL INFORMATION	
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1	11

PAZ SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2003

ASSETS	
Cash and cash equivalents	$ 7,688
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable	$ 2,370
Stockholder's equity	
Common stock, no par value; 32 shares authorized, issued and outstanding	900
Contributed capital	37,468
Accumulated deficit	(33,050)
Total stockholder's equity	5,318
Total liabilities and stockholder's equity	$ 7,688

The accompanying notes are an integral part of this statement.

PAZ SECURITIES, INC.

STATEMENT OF OPERATIONS

For the year ended September 30, 2003

Commission revenue	$ 118
Selling, general and administrative expense	5,845
NET LOSS	**$5,727**

The accompanying notes are an integral part of this statement.

PAZ SECURITIES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

For the year ended September 30, 2003

	Common stock	Contributed capital	Accumulated deficit	Total
Balance - October 1, 2002	$900	$37,468	$(27,323)	$11,045
Net loss for the year	-	-	(5,727)	(5,727)
Balance - September 30, 2003	**$900**	**$37,468**	**$(33,050)**	**$ 5,318**

The accompanying notes are an integral part of this statement.

PAZ SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the year ended September 30, 2003

Cash flows used in operating activities:	
Net loss for the year	$ (5,727)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Increase in accounts payable	1,300
Decrease in cash and cash equivalents	(4,427)
Cash and cash equivalents at beginning of year	12,115
Cash and cash equivalents at end of year	**$ 7,688**

The accompanying notes are an integral part of this statement.

PAZ SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2003

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Business

Paz Securities, Inc. (the "Corporation"), an Ohio corporation, is a broker of security products and is a registered securities broker-dealer under the examining authority of the National Association of Securities Dealers, Inc.

In its broker-dealer activities, the Corporation, on a fully disclosed basis, clears all customer transactions through an unaffiliated broker-dealer who maintains the customer accounts.

2. Cash and Cash Equivalents

Cash and cash equivalents consists solely of cash in bank accounts.

3. Commissions and Other Fees

Commissions are recognized as earned, based upon a predetermined percentage of the market value of assets under management and from sales of direct participation programs. Other fees are recognized as charged based on the performance of services for customers.

4. Income Taxes

The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 establishes financial accounting and reporting standards for the effects of income taxes that result from the Corporation's activities within the current and previous years. Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future. The Corporation has no deferred tax assets or liabilities at September 30, 2003 due to the existence of current and prior period operating losses.

5. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PAZ SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

September 30, 2003

NOTE B - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Uniform Net Capital Rule, Rule 15c3-1 (the Rule), promulgated by the Securities and Exchange Commission, which requires that the Corporation maintain a minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital of not more than 15 to 1, as those terms are defined by the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would be less than 12.0% of the minimum net capital requirement.

At September 30, 2003, the Corporation's net capital, as defined, was $5,318, which was $318 in excess of the minimum net capital requirement, and its ratio of aggregate indebtedness to net capital, as defined, was .45 to 1.

SUPPLEMENTAL INFORMATION

PAZ SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

September 30, 2003

Stockholder's equity per statement of financial condition	$5,318
Deductions	-
Net capital before haircuts	5,318
Haircuts on securities	-
Net capital	**$5,318**
Aggregate indebtedness	**$2,370**
Ratio of aggregate indebtedness to net capital	**.45 to 1**
Minimum capital required	**$5,000**
Excess of net capital over minimum requirement	**$ 318**

No material differences exist between the computation above and that included in the Company's X-17a-5 Part IIa filing at September 30, 2003.

Grant Thornton

www.grantthornton.com

Grant Thornton LLP
US Member of
Grant Thornton International